Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS

Notice of a Special Meeting of Shareholders

WHEN:	WHERE:
January 31, 2023	Oceanview Suite, Pan Pacific Vancouver
10:00 a.m. (Vancouver time)	300 – 999 Canada Place
Vancouver, British Columbia, V6C 3B5

We will cover the following items of business:

1.  The Share Issuance Resolution to authorize the issuance of up to 156,923,287 common shares (the “Pan American Shares”) of Pan American Silver Corp. (“Pan American”) as consideration in respect of the arrangement involving Pan American, Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”) under the Canada Business Corporations Act, pursuant to which Pan American will acquire all of the issued and outstanding common shares of Yamana and Yamana will sell its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico, as more fully described in the accompanying management information circular dated December 20, 2022 (the “Circular”). The full text of the Share Issuance Resolution is attached as Schedule B to the accompanying Circular.

2. Transact any other business that may properly come before the Special Meeting.

Your vote is important.

You are entitled to receive this notice and vote at our Special Meeting if you owned Pan American Shares as of the close of business on December 14, 2022 (the record date for the Special Meeting).

The accompanying Circular contains important information about what the Special Meeting will cover, who can vote and how to vote. Please read it carefully. The Circular is expected to be mailed to holders of Pan American Shares (“Pan American Shareholders”) on or about January 4, 2023, with a form of proxy or voting instruction form (“VIF”) in accordance with applicable Laws.

The accompanying Circular and other materials are being sent to both registered and non-registered Pan American Shareholders.

If you are a registered Pan American Shareholder, send your completed proxy by mail or on the internet, to Computershare Investor Services Inc. (“Computershare”). Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on January 27, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Special Meeting. The Chair of the Special Meeting has the discretion to accept or reject late proxy forms and can waive or extend the deadline for receiving proxy voting instructions without notice.

If a Pan American Shareholder receives more than one form of proxy because such holder owns Pan American Shares registered in different names or addresses, each form of proxy should be completed and returned.

SPECIAL MEETING OF SHAREHOLDERS

If you are a non-registered holder of Pan American Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or VIF provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein. Your intermediary is responsible for properly executing your voting instructions. The package should include a VIF for you to complete with your voting instructions.

We have retained Morrow Sodali (Canada) Ltd. (“Morrow Sodali”) to act as our proxy solicitation and information agent in connection with the Special Meeting. If you have any questions relating to the attached document or the Special Meeting, please contact Morrow Sodali by telephone at 1.888.777.1346 (North American Toll Free); or 1.289.695.3075 (Collect Outside North America); or by email at assistance@morrowsodali.com.

DATED at Vancouver, British Columbia this 20th day of December, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Michael Steinmann

Michael Steinmann
President & Chief Executive Officer